SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

PANACHE BEVERAGE INC.

(F/K/A BMX DEVELOMENT CORP.)

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

698105 103

(CUSIP Number)

c/o Chris Cottone, 7951 SW 6th St., Suite 216, Plantation, FL 33324

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2011

(Date of Event Which Requires Filing of This Statement)

(1)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Agata Podedworny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 4,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.30% *
14	TYPE OF REPORTING PERSON IN

* Based on approximately 24,537,891 shares of common stock issued and outstanding on September 26, 2011.

(2)

Item 1. Security and Issuer.

    This Statement relates to shares of common stock, $.001 par value (the "Common Stock") of Panache Beverage Inc., f/k/a BMX Development Corp., a Florida Corporation (the “Issuer” or "Registrant"), whose principal executive offices are located at 40 W. 23rd Street, 2nd Floor, New York, NY 10001. At present, the Issuer has 24,537,891 shares of common stock issued and outstanding.

Item 2. Identity and Background.

a.	The name of the Reporting Person is Agata Podedworny (“Ms. Podedworny”).

b.	The address of Ms. Podedworny is 40 W. 23rd Street, 2nd Floor, New York, NY 10001.

c.	Ms. Podedworny is the Vice President of Logistics and Director of the Issuer. The principal business of the Issuer is an alcoholic beverage company specializing in the development and global sales and marketing of spirits brands. Its principal address is 40 W. 23rd Street, 2nd Floor, New York, NY 10001.

d.	During the past five years, Ms. Podedworny has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the past five years, Ms. Podedworny has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Ms. Podedworny is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

    The source and amount of other consideration used in making the purchases are reported on this statement. Ms. Podedworny is the individual member of Panache LLC (“Panache”), a New York Limited Liability Company. Pursuant to and as of the closing of the plan of exchange amongst the Registrant and Panache, which occurred on August 19, 2011, the Registrant authorized its transfer agent, to issue Panache Members 17,440,000 shares of common stock of the Registrant pursuant to Rule 144 under the Securities Act of 1933, as amended, equal to approximately 90% of Registrant's then outstanding Common Stock, in exchange for all of the membership interest units of Panache owned by the Panache Members. Upon completion of the physical exchange of the share certificates, Panache became a wholly-owned subsidiary of the Registrant. The reported shares were acquired by Ms. Podedworny pro rata equal to her membership interest units in Panache.

Item 4. Purpose of Transaction.

    The purpose of the acquisition was to allow Ms. Podedworny to acquire a significant equity position in the Issuer as compensation for the surrender of her membership interest units in Panache. Ms. Podedworny has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

    a. At present, the Issuer has issued and outstanding 24,537,891 shares of Common Stock of which Ms. Podedworny is presently the record owner of 4,000,000 common shares. Ms. Podedworny is not part of a group within the meaning of Section 13(d)(3) of the Act.

(3)

    b. The following table indicates the number of shares as to which Ms. Podedworny has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Agata Podedworny	4,000,000	16.30% *

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Agata Podedworny	0	0.00%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Agata Podedworny	4,000,000	16.30% *

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Agata Podedworny	0	0.00%

* Based on approximately 24,537,891 shares of common stock issued and outstanding on September 26, 2011.

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

           None.

(4)

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2011

By: /s/ Agata Podedworny

Agata Podedworny